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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UTi WORLDWIDE INC.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G87210103

(Cusip Number)

December 10, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

SIGNATURE
EXHIBIT INDEX

CUSIP No. G87210103	13G	Page 2 of 7

1.	Name of Reporting Person: Union-Transport Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0[1]

		6.	Shared Voting Power: 0[1]

		7.	Sole Dispositive Power: 1,813,225

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,813,225

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 6.0%, based on 30,510,700 outstanding ordinary shares.

12.	Type of Reporting Person (See Instructions): CO

* See Instructions before filling out.

[1]	See description of voting agreements in Amendment No. 2 to the original Schedule 13G.

CUSIP No. G87210103	13G	Page 3 of 7

1.	Name of Reporting Person: PTR Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0[1]

		6.	Shared Voting Power: 0[1]

		7.	Sole Dispositive Power: 3,304,501[2]

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,304,501[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 10.9%, based on 30,510,700 outstanding ordinary shares.

12.	Type of Reporting Person (See Instructions): CO

* See Instructions before filling out.

[1]	See description of voting agreements in Amendment No. 2 to the original Schedule 13G.

[2]	Includes 1,491,276 ordinary shares registered in the name of PTR Holdings Inc. and 1,813,225 shares registered in the name of Union-Transport Holdings Inc.

CUSIP No. G87210103	13G	Page 4 of 7

1.	Name of Reporting Person: Anubis Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Guernsey Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0[1]

		6.	Shared Voting Power: 0[1]

		7.	Sole Dispositive Power: 3,304,501[2]

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,304,501[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 10.9%, based on 30,510,700 outstanding ordinary shares.

12.	Type of Reporting Person (See Instructions): OO

* See Instructions before filling out.

[1]	See description of voting agreements in Amendment No. 2 to the original Schedule 13G.

[2]	Includes 1,491,276 ordinary shares registered in the name of PTR Holdings Inc. and 1,813,225 shares registered in the name of Union-Transport Holdings Inc.

CUSIP No. G87210103	13G	Page 5 of 7

This Amendment No. 4 amends Amendment No. 3 to the original Schedule 13G (“Original Schedule 13G”) filed with the Securities and Exchange Commission by Union-Transport Holdings Inc. (“UT Holdings”), PTR Holdings Inc. (“PTR Holdings”) and the Anubis Trust. This Amendment is being filed as a result of the announcement on December 10, 2003 by UTi Worldwide Inc., a British Virgin Islands company (“Issuer”), that in connection with the retirement of Peter Thorrington as an executive of Issuer in 2004, UT Holdings, PTR Holdings and Mr. Thorrington individually intend to sell, from time to time, an aggregate of approximately 800,000 ordinary shares of Issuer over the next approximately twelve months. UT Holdings and PTR Holdings intend to sell approximately 400,000 and 300,000 ordinary shares of Issuer, respectively.

Other than noted in the paragraph above, there are no changes in the information set forth in Amendment No. 3 to the Original Schedule 13G, which remains in full force and effect.

CUSIP No. G87210103	13G	Page 6 of 7

SIGNATURE

The Reporting Persons signing below previously executed a joint filing agreement which was filed as Exhibit A to the Original Schedule 13G, a copy of which was also attached as Exhibit A to Amendment No. 2 to the Original Schedule 13G.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2003

PTR HOLDINGS, INC.

	By:	/s/ Ian Whitecourt

	Name:	Ian Whitecourt
	Title:	Director

UNION-TRANSPORT HOLDINGS INC.

	By:	/s/ Rory Kerr

	Name:	Rory Kerr
	Title:	Director

ANUBIS TRUST

By:	PKF Trustees Limited, the Trustees of the Anubis Trust

	By:	/s/ Robert Fearis

	Name:	Robert Fearis
	Title:	Director

CUSIP No. G87210103	13G	Page 7 of 7

EXHIBIT INDEX

99.1	Voting Agreement between UT Holdings and PTR Holdings Inc. (previously filed as an exhibit to Amendment No. 1 to this 13G).

99.2	Voting Agreement between PTR Holdings Inc. and Anubis Trust (previously filed as an exhibit to Amendment No. 1 to this 13G).